                                  EXHIBIT 12.2
                            AMERICAN EXPRESS COMPANY
          COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in millions)


                                 Six Months
                                Ended June 30,
                                 (Unaudited)                     Years Ended December 31,
                               ---------------        -----------------------------------------------
                               2004       2003        2003       2002       2001      2000       1999
                               ----       ----        ----       ----       ----      ----       ----

Earnings:
Pretax income from
   continuing operations      $2,514     $2,093     $4,247     $3,727     $1,596     $3,908     $3,438
Interest expense                 781        824      1,617      1,846      2,888      2,952      2,178
Other adjustments                 81         84        157        174        175        163        151
                              ------     ------     ------     ------     ------     ------     ------
Total earnings (a)            $3,376     $3,001     $6,021     $5,747     $4,659     $7,023     $5,767
                              ======     ======     ======     ======     ======     ======     ======

Fixed charges:
   Interest expense           $  781     $  824     $1,617     $1,846     $2,888     $2,952     $2,178
   Other adjustments              72         72        140        151        170        165        152
                              ------     ------     ------     ------     ------     ------     ------
Total fixed charges (b)       $  853     $  896     $1,757     $1,997     $3,058     $3,117     $2,330
                              ======     ======     ======     ======     ======     ======     ======


Ratio of earnings
   to fixed charges (a/b)       3.96       3.35       3.43       2.88       1.52       2.25       2.48



Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company (American Express) and Travel Related Services' cardmember lending activities, which is netted against net investment income and cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of Income of American Express.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by American Express, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for under the equity method.

For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.